Plan Of Liquidation And Dissolution
of
the Series Portfolios of
Old Mutual Funds III

This Plan of Liquidation and Dissolution (the “Plan”) is intended to accomplish the complete liquidation and dissolution of the following series portfolios (the “Funds”) of Old Mutual Funds III (the “Trust”):

•	Old Mutual Heitman Global Real Estate Securities Fund;

•	Old Mutual 2011-2020 Conservative Fund;

•	Old Mutual 2011-2020 Moderate Fund;

•	Old Mutual 2011-2020 Aggressive Fund;

•	Old Mutual 2021-2030 Conservative Fund;

•	Old Mutual 2021-2030 Moderate Fund;

•	Old Mutual 2021-2030 Aggressive Fund;

•	Old Mutual 2031-2040 Conservative Fund;

•	Old Mutual 2031-2040 Moderate Fund;

•	Old Mutual 2031-2040 Aggressive Fund;

•	Old Mutual 2041-2050 Conservative Fund;

•	Old Mutual 2041-2050 Moderate Fund; and

•	Old Mutual 2041-2050 Aggressive Fund.

Old Mutual Funds III is a statutory trust organized under the laws of the State of Delaware (the “Trust”), registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), in conformity with the laws of the State of Delaware, the 1940 Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust’s Agreement and Declaration of Trust, as amended, (the “Declaration of Trust”), and Bylaws (the “Bylaws”) (together, the “Organizational Documents”).  All references in this Plan to action taken by the Funds shall be deemed to refer to action taken by the Trust on behalf of the Funds.

WHEREAS, in light of the Funds’ small asset size and resultant inefficiencies, such as the high operating costs and the Funds’ inability to realize economies of scale, the Funds’ investment adviser, Old Mutual Capital, Inc. (“OMCAP”), has recommended that the Funds be liquidated and dissolved; and

WHEREAS, the Trust’s Board of Trustees (the “Board”) has considered the impact on the Funds’ shareholders of the termination, liquidation and dissolution of the Funds; and

WHEREAS, the Board has determined that the liquidation and dissolution of the Funds is advisable and in the best interests of each of the Funds and their shareholders, and has considered and approved this Plan as the method of accomplishing such liquidations and dissolutions; and

WHEREAS, pursuant to Section 9.5 of the Declaration of Trust, the Funds may be terminated at any time by the Trustees, without a shareholder vote.

NOW THEREFORE, the liquidation and dissolution of the Funds shall be carried out in the manner set forth herein:

1.	Effective Date of Plan. The effective date of the Plan (the “Effective Date”) shall be November 9, 2009.

2.
Liquidation. Consistent with the provisions of this Plan, each of the Funds shall be liquidated as promptly as practicable in accordance with its Organizational Documents and all applicable laws and regulations, including but not limited to Section 331 of the Code (the “Liquidation”, and the date on which the final liquidating distribution is made, the “Liquidation Date”).

3.
Notice of Liquidation. As soon as reasonable and practicable after the adoption by the Board of this Plan, the Funds shall provide notice to their shareholders and other appropriate parties that this Plan has been approved by the Board and that the Funds will be liquidating their assets and dissolving.

4.
Cessation of Business. On the Effective Date, the Funds shall cease their regular business as series of an investment company and shall not engage in any business activities except for the purposes of winding up the Funds’ business and affairs, preserving the value of their assets, and distributing their assets to shareholders in the Funds in accordance with the provisions of this Plan after discharging or making reasonable provision for the Funds’ liabilities; provided, however, that the Funds may continue to carry on their activities as investment companies, as described in their current prospectuses and any supplements thereto, with regard to their existing shareholders and assets, until the final liquidating distribution to their shareholders is made.

5.
Payment of Debts. As soon as reasonable and practicable after the Effective Date, the Funds shall determine and pay in full, or make reasonable provision to pay, all claims and obligations, including, without limitation, all contingent, conditional or unmatured claims and obligations known to the Funds, and all claims and obligations that are known to the Funds but for which the identity of the claimant is unknown.

6.
Liquidation of Assets. As soon as reasonable and practicable after the Effective Date, but in no event later than December 4, 2009, all of the Funds’ assets shall be converted into cash or cash equivalents or otherwise liquidated.

7.
Liquidating Distribution. As soon as reasonable and practicable after the Funds’ assets have been reduced to cash or cash equivalents, but no later than December 7, 2009, the Funds shall distribute pro rata to their shareholders of record as of the close of business on the Liquidation Date all of the Funds’ then existing assets in complete and full cancellation and redemption of all the outstanding shares of the Funds, except for cash, bank deposits, or cash equivalent securities in an estimated amount necessary to:  (a) discharge any unpaid liabilities and obligations of the Funds on the Funds’ books as of the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable through the Liquidation Date, and (b) pay such contingent liabilities as the Board shall reasonably deem to exist against the assets of the Funds then on the Funds’ books.

8.
Satisfaction of Federal Income and Excise Tax Distribution Requirements. If necessary, the Funds shall, by the Liquidation Date, have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Funds’ shareholders all of the Funds’ investment company taxable income for the taxable years ending at or prior to the Liquidation Date (computed without regard to any deduction for dividends paid), and all of the Funds’ net capital gain, if any, realized in the taxable years ending at or prior to the Liquidation Date (after reduction for any capital loss carry-forward) and any additional amounts necessary to avoid any excise tax for such periods.  Alternatively, the Funds may, if eligible, treat all or any portion of the amounts to be distributed pursuant to this Section 8 as having been paid out as part of the liquidating distributions made to the Funds’ shareholders pursuant to Section 8.

9.
Expenses in Connection with this Plan. OMCAP will bear all expenses incurred by or allocable to each of the Funds in executing the Plan, except as may otherwise be agreed upon between the Funds and OMCAP.  The Funds’ shareholders will pay their own expenses, if any.

10.
Post-Liquidation Insurance. OMCAP will ensure that the Funds and/or the Trustees continue to be covered under the Errors and Omissions, Excess Liability, and Independent Directors Safety Net Liability Policies in effect for the trusts in the Old Mutual Funds complex for a period of three years following the Liquidation.

11.
Powers of the Board. The Board and the officers of the Funds, subject to the direction of the Board, shall have the authority to do or to authorize any or all acts and things as provided for in the Plan and as they may consider necessary or desirable to carry out the purposes of the Plan, including the execution and filing of certificates, tax returns, forms and other papers.  The death, resignation or disability of any trustee or any officer of the Funds shall not impair the authority of the surviving or remaining trustees or officers to exercise any of the powers provided for in the Plan.

12.
Filings. The Board hereby authorizes the appropriate parties to make any necessary or appropriate filings relating to the liquidation and dissolution of the Funds with the State of Delaware, the Internal Revenue Service (the “IRS”), the Securities and Exchange Commission, or with any other authority. Without limiting the generality of the foregoing, the officers of the Funds are authorized and directed to (1) file a Form 966 with the IRS on behalf of each of the Funds within 30 days of the date of approval of the Plan notifying them of the pending Liquidation, (2) file a Form 1120-RIC with the IRS on behalf of each of the Funds by March 15, 2010, unless an extension therefore is filed, and (3) file a Form 24f-2 with the SEC on behalf of each of the Funds by March 5, 2010.

13.
Amendment of Plan. The Board shall have the authority to authorize variations from or amendments to the provisions of this Plan as may be necessary or appropriate to effect the Liquidation of the Funds, the distribution of the Funds’ net assets to their shareholders in accordance with the laws of the State of Delaware, the 1940 Act, the Code, and the Funds’ Organizational Documents, and the winding up of the affairs of the Funds, if the Board determines that such action would be advisable and in the best interests of the Funds and their shareholders.  The Board may abandon this Plan at any time with respect to any or all of the Funds if it determines that abandonment would be advisable and in the best interests of such Fund and its shareholders.

Adopted in principle by the Funds’ Board on September 29, 2009.